Exhibit 99.2

8th Floor, 100 University Avenue Toranto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

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Form of Proxy - Special Meeting to be held on Friday, July 22, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on  their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the  persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those  registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing  capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.   This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect  of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein,  as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice  with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters  that may properly come before the meeting or any adjournment or postponement thereof.

8.   This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 pm, Mountain Time, on Wednesday, July 20, 2016 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta), before the beginning of any adjournment of the Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of Smart Technologies Inc. hereby appoint(s): Neil Gaydon, President & CEO, or failing him, Matt Sudak, Vice President, Legal, General Counsel & Corporate Secretary.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Smart Technologies Inc. to be held at the offices of the Corporation located at 3636 Research Road NW, Calgary AB, T2L 1Y1 on Friday, July 22, 2016 at 2:00 PM (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

	For	Against
1. Approval of Arrangement

A special resolution, the full text of which is set forth in Appendix “A” to the accompanying management information circular of the Corporation dated June 17, 2016 (the “Information Circular”) , approving a plan of arrangement involving the Corporation, 689522 N.B. Ltd. and the Corporation’s shareholders under Section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular.	☐	☐
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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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